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                             April 20, 2022

       Kevin Jacobsen
       Chief Financial Officer
       CLOROX CO /DE/
       1221 Broadway
       Oakland, California 94612

                                                        Re: CLOROX CO /DE/
                                                            Form 10-K for the
Year Ended June 30, 2021
                                                            Form 10-Q for the
Period Ended December 31, 2021
                                                            Form 8-K Filed
February 3, 2022
                                                            File No. 001-07151

       Dear Mr. Jacobsen:

              We have reviewed your March 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 25, 2022 letter.

       Form 8-K Filed February 3, 2022

       Exhibit 99.1
       Non-GAAP Information, page 7

   1. We note your response to comment 2. Given the significance of the estimated $500 million long-term
strategic investment in digital capabilities and
                                                        productivity
enhancements, please expand your disclosures to provide additional details regarding this
investment. In this regard, please ensure your disclosures address the following:
                                                            Discuss the
significant components of your planned investment, including the replacement of
your ERP system and suite of other digital capabilities. Quantify the estimated amounts
of each material component comprising the $500 million
 Kevin Jacobsen
CLOROX CO /DE/
April 20, 2022
Page 2
              investment, including the nature of the costs that will be expensed and correspondingly adjusted for in determining your non-GAAP performance measures;
                Similar to your response, for each period in which you adjust your non-GAAP performance measures for costs associated with the long-term strategic investment, provide detailed disclosures of the nature of the expenses excluded; and
                Discuss how you determined that the expenses excluded are incremental costs and not normal, recurring cash operating expenses necessary to operate your business.

       You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if
you have any questions.



FirstName LastNameKevin Jacobsen                              Sincerely,
Comapany NameCLOROX CO /DE/
                                                              Division of
Corporation Finance
April 20, 2022 Page 2                                         Office of Life
Sciences
FirstName LastName